October 16, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C. 20549
Attention: Larry Spirgel, Assistant Director
AD Office 11 - Telecommunications

Re:    StoneMor Partners L.P.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed September 18, 2017
File No. 001-32270

Gentlemen:
StoneMor Partners L.P. (the "Partnership") submits the following responses to the comments raised in your letter dated September 29, 2017 with respect to the Partnership's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2016 (the "2016 Form 10-K"). In order to facilitate your review, each of the staff's comments is set forth in full below, followed by the Partnership's response.

Risk Factors
Our inability to timely file periodic reports we are required to file under the Exchange Act may adversely affect our liquidity, the market for our common units and our business reputation., page 26
1.    We note your disclosure stating that under the terms of the senior notes indenture, you were required to file your First Quarter Form 10-Q by May 15, 2017 and your Second Quarter Form 10-Q by August 15, 2017. Please clarify if you are in default under the indenture and whether a written notice of default has been given to you as a result of these forms not having been filed.
The Partnership acknowledges the staff’s comment and confirms that it has not received a notice of the failure to file our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017 pursuant to the Indenture dated as of May 28, 2013 (the "Indenture") under which the Partnership's 7.875% Senior Notes due 2021 were issued. The Partnership is not and will not be in default under the Indenture unless both (a) such written notice is delivered and (b) the Partnership does not file the report(s) to which such notice relates within 120 days after such notice is given.

3600 Horizon Blvd., Suite 100, Trevose, PA 19053 Phone: (215) 826-2800 www.stonemor.com

Securities and Exchange Commission
October 16, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Subsequent Events, page 44
2.    It appears that you announced two distributions in fiscal year 2017: one paid on February 14, 2017 and one paid on May 15, 2017. Please clarify whether any other distributions have been paid and whether you intend to pay additional distributions this year. If you do not believe it is likely that four distributions will be paid this year, please update your risk factor on page 14 to address this risk.
The Partnership acknowledges the staff’s comment and confirms that it has not declared or paid any distributions in 2017 other than the two distributions disclosed on page 44 of the 2016 Form 10-K. As disclosed in the Partnership’s Current Report on Form 8-K filed on October 6, 2017 and included in a press release issued on that date and filed as an exhibit to such report, the Partnership is deferring the determination regarding a distribution with respect to the quarter ended June 30, 2017 until the Board of Directors of our General Partner is able to review year-to-date financial information, but does expect that the amount of any such distribution will be reduced by at least 50% from the amount of the distribution with respect to the quarter ended March 31, 2017. Accordingly, the Partnership has not made any determination as to whether it is or is not likely that it will make four distributions in 2017. We do intend to update the risk factor cited by the staff on page 14 of our 2016 Form 10-K in our Form 10-Q report for the quarter ended March 31, 2017 by adding the following language at the end thereof:
“Although we have deferred a determination as to the distribution for our unitholders with respect to the quarter ended June 30, 2017 until we have reviewed financial information as of and for the period ended September 30, 2017, we do expect that the distribution will be reduced by at least 50% from the distribution we paid with respect to the quarter ended March 31, 2017. Due to both the delay in making our determination with respect to the second quarter distribution and our capital resource and liquidity constraints, it is possible that we will not pay four distributions in 2017 as we have in previous years.”

The Partnership acknowledges that we will also need to disclose in each of our future Form 10-Q and Form 10-K reports, including the Form 10-Q reports we will be filing for the quarters ended March 31, 2017 and June 30, 2017, any other changes regarding our distribution policy since the filing of the 2016 Form 10-K, including any other changes in the anticipated number and the amount of distributions we expect to make.
Liquidity and Capital Resources, page 51
3.    We note the risk factor disclosure on page 14. Please expand your discussions of liquidity to address your intent and ability to pay distributions to unit holders in the future. Describe the extent to which you anticipate future distributions may not be funded by operations and your detailed plans for funding distributions to unit holders.
The Partnership acknowledges the staff’s comment and respectfully submits that it intends to continue making distributions to our unitholders in accordance with our partnership agreement, which generally requires that we distribute all available cash less any reserves established by our General Partner for the proper conduct of the Partnership’s business, debt service and compliance with credit agreements and distributions for the next four quarters. Available cash includes all cash receipts, less cash disbursements, and includes cash from operating activities, investing activities and financing activities.

3600 Horizon Blvd., Suite 100, Trevose, PA 19053 Phone: (215) 826-2800 www.stonemor.com

Securities and Exchange Commission
October 16, 2017

The Partnership continually reviews the manner in which we evaluate our financial performance and condition for purposes of determining the actual amount of our distributions, which continue to be subject to capital resource limitations and other liquidity considerations, including available cash. The Partnership currently expects that, for the foreseeable future, the amount of our distributions will be based primarily upon cash from operating activities. We anticipate that any cash generated from borrowings, equity issuances or asset sales during this period will be used to reduce our outstanding indebtedness, provide a reserve to enhance our financial condition relative to our credit agreement financial covenants or fund acquisitions.
We will disclose those current expectations in our discussion of liquidity in our Form 10-Q for the quarter ended March 31, 2017. In addition, we will disclose in each of our future Form 10-Q and Form 10-K reports whether we expect any other material changes in future distributions and the extent, if any, to which capital resource limitations and other liquidity considerations, including credit agreement covenant restrictions, may impact our ability to pay future distributions. In the event we determine that future distributions may exceed cash flows from operating activities, we will include appropriate disclosure regarding our use of cash from other sources, including investing and financing activities, in funding our financial commitments, including our distributions to unitholders. Such disclosure will include, to the extent known, reasonable detail regarding any specific capital raising alternatives the Partnership intends to use to fund such commitments.

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If you or any other member of the staff have any questions or would like to discuss any of these matters further, please do not hesitate to contact the undersigned at (215) 826-2800.

Very truly yours,
/s/ Mark L Miller
Mark L. Miller,
Chief Financial Officer and
Senior Vice President

3600 Horizon Blvd., Suite 100, Trevose, PA 19053 Phone: (215) 826-2800 www.stonemor.com